Exhibit 99.1

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2011

May 16, 2011

This Management’s Discussion and Analysis (“MD&A”) dated May 16, 2011 is intended to supplement and complement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2011 (“the interim financial statements”). The Company will adopt International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for the first time in its consolidated annual financial statements for the year ended December 31, 2011, which will include comparative figures for the year ended December 31, 2010. Accordingly, the unaudited condensed consolidated interim financial statements and related notes (the “interim financial statements”) for the three months ended March 31, 2011 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards.

We previously prepared our financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). For more information regarding our conversion to IFRS, refer to the heading “Adoption of IFRS” on page 26 in this MD&A and to note 18 of the interim financial statements, which contains further information and a reconciliation of our previously reported financial information prepared under Canadian GAAP to IFRS. Except as otherwise noted, the financial information contained in this MD&A and in our interim financial statements has been prepared in accordance with IFRSs.

This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2010. Additional information regarding the Company, including its audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2010 and its most recent Annual Information Form (“AIF”) dated March 31, 2011 is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

Unless the context otherwise suggests, references to “HudBay” or the “Company” or “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, “WPCR” refers to the White Pine Copper Refinery Inc. and “HMI Nickel” refers to HMI Nickel Inc., all wholly-owned subsidiaries of HudBay. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., a 98.2%-owned subsidiary, held indirectly through HMI Nickel. “Norsemont” refers to Norsemont Mining Inc. (“Norsemont”), a 98%-owned subsidiary.

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s intentions respecting Norsemont and its Constancia project, the Company’s ability to develop its Lalor project, the Back Forty project and 777 North expansion, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, estimate of salvage value, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, government regulation of mining operations, mine life projections, the ability to maintain a regular dividend on its common shares, the availability of third party concentrate for processing in HudBay’s facilities and the availability of third party processing facilities for HudBay’s concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate the Lalor, Constancia and Fenix projects on an economic basis and in accordance with applicable timelines, geological and technical conditions at Lalor differing from areas successfully mined by us in the past, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action. Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. The Company will adopt IFRS as issued by the IASB for the first time in its consolidated annual financial statements for the year ended December 31, 2011, which will include comparative figures for the year ended December 31, 2010. Accordingly, the interim financial statements and related notes for the three months ended March 31, 2011 are prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards.

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of our AIF for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in HudBay’s Form 40-F filed on March 31, 2011 (File No. 001-34244)

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this MD&A to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this MD&A after it has been modified or superseded.

OUR BUSINESS

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian diversified mining company governed by the Canada Business Corporations Act with assets in North, Central and South America. Through its subsidiaries, HudBay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper project in Peru and a nickel project in Guatemala. HudBay produces copper concentrate (containing copper, gold and silver), zinc metal and zinc oxide. HudBay’s shares are listed on the Toronto and New York stock exchanges under the symbol “HBM”.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)		Mar 31 2011		Dec 31, 2010

Cash and cash equivalents		701,331		901,693
Cash, cash equivalents and short term investments		721,406		901,693
Working capital		758,885		883,486
Total assets		2,524,551		2,092,060
Equity attributable to owners of the Company		1,988,307		1,624,397

		Three Months Ended
Financial Performance ($000s except per share and cash cost per pound amounts)		Mar 31 2011		Mar 31 2010

Revenue		177,345		241,306
Profit before tax		33,590		34,989
Profit attributable to owners of the Company		16,797		10,583
Basic and diluted earnings per share		0.11		0.07

Operating cash flow [1] [2]		45,106		49,513
Operating cash flow per share [1] [2]		0.29		0.32

Cash cost (on a co-product basis) [1]
Copper	($/pound)	0.82		—
Zinc	($/pound)	1.00		—
Gold	($/troy oz)	241.00		—
Cash cost per pound of zinc sold [1]		US	(0.41)	US	(0.34)

Production (HBMS contained metal in concentrate)[3]
Copper	tonnes	14,386		11,717
Zinc	tonnes	19,205		15,142
Gold	troy oz.	24,363		20,010
Silver	troy oz.	215,924		192,985
Metal Sold
Copper	tonnes
Cathode & anodes		485		15,881
Payable metal in concentrate[5]		7,952		—
Zinc - refined [4]	tonnes	24,878		29,766
Gold	troy oz.
Contained in slimes & anode		286		27,507
Payable metal in concentrate[5]		12,665		—
Silver	troy oz.
Contained in slimes & anode		7,662		456,704
Payable metal in concentrate[5]		107,902		—

[1]	Refer to page 30 for non-IFRS measures. Cash costs (on a co-product basis) have not been presented for the first quarter of 2010 as the smelter was in operation for a portion of 2010.
[2]	Before changes in non-cash working capital.
[3]	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
[4]	Zinc sales include sales to our Zochem facility of 6,984 tonnes in the first quarter of 2011. Zochem had sales of 10,030 tonnes of zinc oxide.
[5]	Concentrate was not sold in the first quarter of 2010 while the smelter was in operation.

EXECUTIVE SUMMARY

Profit increased and operating cash flow decreased

HudBay earned $16.8 million or $0.11 per share during the first quarter, compared to $10.6 million or $0.07 per share earned during the first quarter of 2010. Operating cash flow (a non-IFRS measure) was $45.1 million or $0.29 per share, compared to $49.5 million or $0.32 per share in the first quarter of 2010. Included in results for the first quarter of 2011 were $5.8 million in transaction costs (categorized in selling and administrative expense) related to the Norsemont transaction.

Revenue decreased

Revenue decreased to $177.3 million during the first quarter of 2011, from $241.3 million in the first quarter of 2010. Most of the decrease is attributable to lower metal sales volumes, offset by higher metals prices. Due to the closure of the smelter in 2010, we now sell copper concentrate instead of refined metal. Shipments of copper concentrate continued to be affected in the first quarter of 2011 by an insufficient supply of railcars to our Manitoba operations. However, railcar availability has improved significantly since the end of the first quarter, and copper concentrate inventories at Flin Flon have been steadily drawn down from a peak level of over 65,000 dry metric tonnes at March 31, 2011. Assuming that there are no further logistical disruptions we expect copper concentrate sales to exceed production in each of the remaining three quarters of 2011.

Cost of sales decreased

Cost of sales decreased to $119.3 million for the quarter, from $174.4 million during the first quarter of 2010 principally due to closure of smelter and refinery operations and lower sales volumes.

Production met expectations

Production of all of our key metals was higher in the first quarter of 2011 compared to 2010 as a result of higher overall tonnage and improved metal grades from our mines. The improvement in grade was largely due to the areas that were mined during the quarter, and production remains on track to meet our 2011 guidance. Mine production was 558,687 tonnes of ore, reflecting an increase from 520,988 tonnes for the same quarter in 2010 due to the restart of operations at Chisel North.

Cash cost per pound of zinc decreased

Our cash cost per pound of zinc sold, net of by-product credits was negative US$0.41/lb. compared to negative US$0.34/lb. in Q1 2010, (refer to “Non-IFRS Measures” on page 30). The decrease was principally due to higher by-product selling prices and lower costs of sales.

Co-product cash costs

Commencing in the third quarter of 2010, we introduced co-product cash costs as a new non-IFRS measure (refer to “Non-IFRS Measures” on page 30). We believe these costs serve as meaningful indicators for investors to evaluate our operations. Costs for the first quarter of 2010 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shut down in mid-2010. During the quarter ended March 31, 2011, our co-product cash costs per unit sold was $0.82/lb of copper, $1.00/lb of zinc and $241/oz of gold. Co-product cost of copper and gold were reduced as a result of byproduct credits from the sale of copper-bearing material and recovery of additional gold and silver arising from the closure of the copper smelter and refinery.

Working capital decreased

As at March 31, 2011, working capital was $758.9 million compared to $883.5 million as of December 31, 2010, mostly due to the partial cash offer for the shares of Norsemont. HudBay’s cash and cash equivalents decreased to $701.3 million from $901.7 million as of December 31, 2010 due to the acquisition of Norsemont, capital expenditures, strategic investments and the payment of dividends.

An incident-free quarter

For the quarter, no lost time accidents were recorded, compared to 0.8 per 200,000 hours worked for the same quarter in 2010.

RECENT DEVELOPMENTS

Acquisition of Norsemont Mining Inc.

As of March 1, 2011, we acquired control of Norsemont and at March 31, 2011, we owned approximately 98% of Norsemont’s issued and outstanding shares.

Norsemont’s principal asset is the Constancia copper project located in the Cuzco district of southern Peru. Norsemont recently completed a feasibility study optimization (the “FSO”) and filed a National Instrument 43-101 (“NI 43-101”) compliant technical report entitled “Norsemont Mining Constancia Project Technical Report” on February 21, 2011 which outlined an increase in reserves utilizing new long-term metal pricing and increasing and sustaining production throughput in the processing plant in the later years of the project.

The FSO contemplates an open pit mine feeding a processing plant at up to 70,000 tonnes per day for the estimated 15 year mine life. The average yearly metal production in concentrate for the life of mine is expected to be 85,000 tonnes of copper, 1,400 tonnes of molybdenum and 69 tonnes of silver. The initial project capital is estimated to be US$920 million with a life of mine average copper cost of US$0.93/lb. We are currently reviewing the work required to optimize and advance the Constancia project and we intend to be in a position to make a construction decision in early 2012.

We plan to conduct a 2011 pre-construction program for Constancia with a total cost of US$116 million. The program contemplates early equipment procurement for long lead items, a resource model update, metallurgy review and pit optimization study, geotechnical and condemnation drilling and a US$9 million exploration program. Amounts budgeted for key items are set forth in the following table:

Constancia 2011 Program budget	(in $ millions)
Environmental, Permitting, Land	$12
General and administrative	12
Engineering	10
Construction	27
Procurement	46
Exploration	9

Total	$116

A technical review of the FSO is currently being carried out in conjunction with a number of initiatives from both our earlier due diligence review and the requirements of the existing FSO project schedule, which currently remains the project base case. Subject to Board approval, we expect construction to begin in early 2012, leading toward the first full year of production by 2016.

This work includes items such as additional resource modelling, geotechnical and hydrogeological studies along with further condemnation drilling. Actions are also underway to move the project forward into the next phase of engineering and to prepare for project construction. To maintain the FSO schedule, procurement of long lead items such as the grinding mills and mining fleet is expected to commence by the end of 2011.

As part of the US$116 million pre-construction program, we will also invest US$9 million in exploration at the Constancia project in 2011. Exploration will continue to focus on Pampacancha and Chilloroya South, two satellite skarn deposits outside of the main resource area. Drilling at Pampacancha and Chilloroya South is intended to enable the definition of a high grade, near surface mineral deposit, which may provide mine life optimization opportunities.

In addition to drilling in the area around Constancia, work will be carried out to complete geological mapping, geochemical sampling and geophysical surveys to identify drill-ready targets for 2012. It is expected that between two and four drills will be mobilized at Constancia during the remainder of 2011 to explore and define the known mineralization and to step out to test the extensions of the zones as well as to conduct condemnation and geotechnical drilling.

Lalor Construction Advancing

On August 4, 2010, our board of directors authorized the expenditures necessary to put the Lalor project into full production. Initial production from the 835 meter level is scheduled in the second quarter of 2012 and full production from the 985 meter production shaft is anticipated in late 2014.

Development and site construction have proceeded on schedule and on budget. As of April 26th 2011, the Lalor project has gone 505 days without a lost time accident and all safety and environmental systems are in place and working well.

We continue to make significant progress on the planned 3,200 meter access ramp at the Lalor project, having advanced 2,100 meters from the Chisel North mine. The ramp is intended to extend to the base of the ventilation shaft that is currently under construction and completion of the ramp is expected by Q1 2012. The ventilation shaft presink to the 30 meter level was completed in Q1 2011, and construction is well underway on the headframe and hoist arrangement to support the sinking. The ventilation shaft is scheduled to be completed in Q2, 2012 and will provide:

•	Increased ventilation flows for further underground development of Lalor, enabling us to increase the development crews working on the project;

•	Temporary hoisting of ore and waste until the main production shaft is completed in 2014; and

•	A second egress from the underground workings.

Ground conditions on the ramp continue to be good, and water intersections have been minimal. In January 2011, we completed the temporary ramp ventilation exhaust and a 435 meter bored raise. We will construct the permanent main fresh air fan and heater system for the ramp this summer in preparation for the next heating season.

Surface site construction has proceeded on several fronts. The access road to the site is complete. All power poles for the site have been installed, and we now have full power to the construction site. The temporary substation became operational at the end of February. Water lines for process water and discharge water are being placed, and civil work on the pump stations is well underway.

On the main site, construction is proceeding with the completion of the polishing pond (settling pond), and water treatment plant. Temporary construction trailers have been installed. The ventilation plenum and main shaft collar have been excavated as well as the production hoist foundations. Framing and concrete pours for the hoist foundations are ongoing.

The construction camp located in the town of Snow Lake was fully commissioned in February 2011 to accept a small number of contract employees. We can now accommodate approximately 200 construction workers.

Procurement and tendering is ongoing on the long lead items. The main production hoist and man hoist have been ordered, with the man hoist expected to be delivered in the second quarter of 2011, for installation in Q3 2011.

We are continuing with the metallurgical testing of the Lalor ores, focusing on gold optimization. This includes variable testing on the primary grind, with and without a regrind circuit, as well as optimization of the reagent used and projected consumption.

Trade-off studies that we have undertaken indicate that the Lalor orebody is likely sufficient to support the construction of a new concentrator. We are continuing to evaluate options for the capacity and flowsheet of a new concentrator, and we expect to be in a position to make a decision on whether to proceed with a new concentrator early in the third quarter of 2011. The construction of a new concentrator is expected to result in an increase in our overall capital expenditure investment in Lalor compared to refurbishing the existing Snow Lake concentrator.

Adding a new concentrator adjacent to the production shaft could lead to higher daily production levels along with other benefits, which include reduced operating costs, higher gold recoveries in the plant and further production rate scalability.

Reed Copper Project

Base Metal Zone Mineral Resource – May 1, 2010 1

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	2.55	0.6	7.9	4.5	0.9
Inferred	0.17	0.4	4.5	4.3	0.5

[1]	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

We announced a NI 43-101 compliant resource on March 31, 2011 for the Reed copper project, which will allow us to complete a pre-feasibility study. The project, in which we have a 70% joint venture interest, is a high-grade near-surface copper deposit that could be accessed via a ramp with the ore trucked to the Flin Flon concentrator. Permitting and pre-feasibility efforts will be conducted throughout 2011 with the expectation of a construction decision by year-end.

Exploration at and around the Reed property will continue with efforts in the immediate future concentrated on near deposit geophysical anomalies as well as on completing required exploration on the adjacent option properties, which HudBay is earning into from its joint venture partner VMS Ventures Inc.

Exploration

HudBay continues to invest in exploration. Currently seven surface drills are operating in Northern Manitoba. Four drills are operating near the Lalor project, one drill is cementing previously drilled holes, one drill is drilling the down plunge extension of the copper-gold zone and one drill is concentrating on geophysical anomalies south east of the Lalor deposit. The fourth drill had been targeting Deep EM anomalies south of Lalor between Chisel Mine and Lalor and is being de-mobilised due to spring break-up, and it is anticipated to return in the summer. In addition to the surface drilling near Lalor an underground drill will be mobilized to test targets in the Chisel Mine horizon and some Deep EM conductors from the Chisel to Lalor access ramp. Results will be disclosed as they are compiled and evaluated.

Two drills will be operating at the Reed Copper project, and targeting regional geophysical anomalies with an aim to meet work commitment requirements.

One drill remains operating in Flin Flon, Manitoba testing near mine geophysical targets and trends and a continual underground exploration program is being carried out at both the Trout Lake and 777 mines.

FINANCIAL REVIEW

Profit increased in the first quarter of 2011

For the first quarter, net profit was $16.8 million, reflecting a $6.2 million increase from the first quarter of 2010. For an explanation of classification of expenses on our income statement, refer to “Adoption of IFRS” on page 26.

Significant variances affecting the first quarter profit compared to the same period in 2010 are as follows:

Three Months Ended
(in $ millions)	Mar 31, 2011

Increase (decrease) in components of profit:
Revenues	(64.0)
Cost of sales
Depreciation and amortization	7.3
Other cost of sales	47.8
Selling and administrative expenses	(8.1)
Exploration and evaluation	5.2
Other operating income	0.4
Other operating expenses	0.5
Finance income	1.4
Finance expenses	(0.5)
Other finance losses	8.6
Tax expense	5.9

Increase in net profit	4.5

Shipments of copper concentrate continued to be affected in the first quarter of 2011 by an insufficient supply of railcars to our Manitoba operations, resulting in lower copper and gold sales volumes in the first quarter of 2011 compared to the first quarter of 2010, which reduced revenues and cost of sales. This was offset by higher realized prices for metal sales. In addition, we incurred $5.8 million in selling and administrative expenses in connection with the acquisition of Norsemont in the first quarter of 2011, while depreciation and amortization decreased following the closure of the copper smelter and the WPCR.

Revenue decreased in the first quarter of 2011

Total revenue for the first quarter was $177.3 million; $64.0 million lower than the same quarter last year. These variances are due to the following:

(in $ millions)	Three Months Ended Mar 31, 2011

Metal prices
Higher copper prices	33.3
Higher zinc prices	2.2
Higher gold prices	7.6
Higher silver prices	8.8

Sales volumes
Lower copper sales volumes	(68.8)
Lower zinc sales volumes	(11.8)
Lower gold sales volumes	(12.2)
Lower silver sales volumes	(19.9)

Other
Unfavorable change in foreign exchange	(12.7)
Other volume and pricing differences	9.5

Decrease in net revenues in 2011 compared to 2010	(64.0)

Our revenue by significant product types is summarized as follows:

	Three Months Ended
(in $ millions)	Mar 31 2011	Mar 31 2010
Copper	77.9	119.9
Zinc	41.8	57.0
Gold	17.7	31.8
Silver	4.1	8.0
Other	41.2	25.9

Gross Revenue	182.7	242.6
Less: treatment and refining charges	(5.4)	(1.3)

Revenue	177.3	241.3

Realized prices increased in the first quarter of 2011

			Realized prices[1] for three months ended
		LME Q1 2011[2]	Mar 31 2011	Mar 31 2010
Prices in US$
Copper [3]	US$/lb.	4.38	4.26	3.29
Zinc[3]	US$/lb.	1.09	1.11	1.08
Gold	US$/troy oz.	1,384	1,392	1,112
Silver	US$/troy oz.	31.66	36.38	16.86

Prices in C$
Copper [3]	C$/lb.	4.32	4.19	3.43
Zinc[3]	C$/lb.	1.07	1.10	1.13
Gold	C$/troy oz.	1,365	1,370	1,155
Silver	C$/troy oz.	31.22	35.82	17.55
Exchange rate	US$1 to C$		0.98	1.04

[1]

Realized prices are before refining and treatment charges and only on the sale of finished metal or metal in concentrate. Realized prices for copper in 2010 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2010 reflect an average of prices realized for precious metal slimes and spent anode sales and sales of contained gold and silver in concentrate.

[2]	LME average for copper, zinc and gold prices. London Spot US equivalent for silver prices.
[3]

The realized components of our metal swap cash flow hedges resulted in a loss of US$0.01/lb. for zinc. Refer to “Base Metal Price Strategic Risk Management” on page 19. Zinc revenues include unrealized fixed price zinc hedges not included in the above realized prices.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

Outlook (see Forward-Looking Information - page 2)

Revenues will continue to be affected by the volume of purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Average market prices for copper and gold in 2011 to date have been higher than average prices in 2010. If this trend continues, it will positively impact revenues in 2011 as compared to 2010.

In addition, we expect the sale of excess copper concentrate inventory over the balance of 2011 will result in higher copper and gold sales quantities in 2011 compared to 2010, assuming that we achieve our production objectives and obtain sufficient rail car capacity.

Cost of sales decreased in the first quarter of 2011

	Three Months Ended
($000s)	Mar 31 2011	Mar 31 2010
Non-IFRS detailed cost of sales[1]
Mines
777	14,151	14,260
Trout Lake	13,029	9,612
Chisel North	5,707	—
Concentrators
Flin Flon	6,738	5,409
Snow Lake	1,508	—
Metallurgical plants
Zinc plant	20,608	19,123
Copper smelter	—	12,027
Zochem	5,934	3,891
Other
Depreciation and amortization	24,450	31,718
Services and site administration	12,864	11,491
Distribution costs	7,611	3,194
Purchased concentrate (before inventory changes)	7,531	9,065
HBMS employee profit sharing	2,482	4,247
Net profits interest	5,847	3,429
Anode freight and refining	—	4,395
Other	132	3,846
Changes in domestic inventory:
Opening inventory	94,656	105,074
Closing inventory	(103,927)	(66,430)

Cost of sales, per financial statements	119,321	174,351

[1]	Refer to “Non-IFRS Measures” on page 30.

		Three Months Ended
Unit Operating Costs		Mar 31 2011	Mar 31 2010

Mines
777	$/tonne	38.60	37.95
Trout Lake	$/tonne	104.31	66.19
Chisel North[1]	$/tonne	85.01	—
Total Mines [1]	$/tonne	58.86	45.82

Concentrators
Flin Flon	$/tonne	13.55	10.00
Snow Lake[1]	$/tonne	28.29	—

Metallurgical Plants
Zinc Plant	$/lb. Zn	0.363	0.321
Copper Smelter [2]	$/lb. Cu	—	0.465
WPCR [3]	US$/lb. Cu	—	0.114

[1]

Production at our Chisel North mine was restarted in mid-2010, thus costs from the first quarter of 2010 are not available. However, mining costs are reflected within the weighted average unit costs presented for total mines.

[2]	The copper smelter was shut down in June 2010.
[3]	Production at WPCR ceased in July 2010.

For the first quarter, other significant variances for 2011 versus 2010 were:

•

Selling and administrative expenses increase by $8.1 million, totaling $12.4 million for the first quarter of 2011. The increase was mainly due to costs of $5.8 million arising from the acquisition of Norsemont in the first quarter of 2011.

•

Exploration and evaluation decreased by $5.2 million to $9.7 million in the first quarter of 2011. Costs relating to Lalor had been expensed in 2010 as Lalor was deemed to be in its exploration stage. In 2011, the project fulfilled the criteria of a development project and thus related costs were capitalized.

•

Finance income increased by $1.4 million during the first quarter of 2011 compared to a total of $1.0 million in 2010, due to higher interest rates on Canadian cash and cash equivalent dollar balances.

•

Other finance losses decreased by $8.6 million to $0.8 million for the first quarter of 2011 due to mark-to market gains. Included in other finance losses for the first quarter of 2010 were foreign exchange losses of $10.5 million.

Tax Expense

During the first quarter of 2011, tax expense decreased by $5.9 million compared to the first quarter of 2010.

	Three Months Ended
	Mar 31 2011	Mar 31 2010

Non-cash - income tax expense [1]	3,566	3,433
Non-cash - mining tax expense [1]	450	871

Total non-cash tax expense	4,016	4,304

Estimated current taxes payable - income tax	7,387	12,640
Estimated current taxes payable - mining tax	7,100	7,452

Total estimated current taxes payable	14,487	20,092

Tax expense	18,503	24,396

[1]	Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate for the first quarter was approximately 32.6% (first quarter 2010 - 45.9%). As a result, we recorded a net income tax expense of $11.0 million for the period.

Significant items causing the Company’s effective income tax rate to be higher than the 28.4% statutory income tax rate include:

•

Our US operations recorded losses of $4.4 million (first quarter 2010 - $8.6 million). These losses cause temporary differences, which result in a deferred tax asset. However, we have determined that we are not more likely than not to realize the benefit related to these deferred tax assets; accordingly, we have increased our valuation allowance, which offsets the deferred tax asset. The net effect is an increase to our effective tax rate because we have recorded a loss for accounting purposes but not recorded a corresponding tax benefit.

•	Norsemont transaction costs of $5.7 million which are not deductible for income tax purposes.

Partially offsetting the above items are resource related tax deductions.

Mining Tax Expense

The Province of Manitoba imposes mining tax on net earnings related to the sale of mineral products mined in Manitoba (mining taxable profit) at the following rates:

•	10% of total mining taxable profit if mining profit is $50 million or less;

•	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17%.

For the first quarter of 2011, our effective rate for mining taxes was approximately 22.5% (first quarter 2010 - 23.8%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2011	2010				2009 [1]
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	($000s)
Revenue	177,345	184,607	167,778	187,341	241,306	166,673	194,608	197,657
Profit before tax	33,590	21,597	13,056	19,794	34,989	920	32,515	104,504
Net profit (loss)	15,087	6,840	(1,743)	4,299	10,621	7,365	19,727	89,234
Profit (loss) per share:
Basic	0.11	0.05	(0.01)	0.03	0.07	0.05	0.13	0.58
Diluted	0.11	0.05	(0.01)	0.03	0.07	0.05	0.13	0.58

[1]

We adopted IFRS in fiscal 2011 with a transition date of January 1, 2010. The quarterly data for 2009 is presented in conformity with Canadian GAAP and has not been restated under IFRS. Accordingly, it may not be comparable with the information for fiscal 2010 and 2011. See “Adoption of IFRS” on page 26 for a description of the significant differences between Canadian GAAP and IFRS for HudBay.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

In 2010, we reported lower profit due to increased expenditures in Lalor, which were expensed under IFRS, as a reserve statement had not been completed until December 31, 2010, at which time we began to capitalize costs directly attributable to developing Lalor. 2010 revenues were significantly higher compared to 2009 due to higher copper and zinc prices, offset by lower sales volumes and a stronger

Canadian dollar. In comparison, our 2009 profit and operating cash flow, as reported under Canadian GAAP, was higher as the global economy recovered from late 2008 and we also recognized a gain from the disposition of our interest in Lundin Mining Inc.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at March 31, 2011 compared to Financial Condition as at December 31, 2010

Cash and cash equivalents decreased by $200.4 million from December 31, 2010 to $701.3 million as at March 31, 2011. The decrease in our cash and cash equivalents during 2011 was due mainly to the acquisition of Norsemont, payment of taxes, capital expenditures, purchase of strategic investments and payment of dividends. Our cash and cash equivalents are held in low-risk, liquid investments with major Canadian banks.

Working capital decreased by $124.6 million to $758.9 million from December 31, 2010 to March 31, 2011. In addition to the lower cash and cash equivalents position, inventory increased by $9.8 million due to lack of railcars for sales deliveries and receivables decreased by $22.9 million as sales decreased. Taxes payable decreased due to payments that were made during the quarter.

The following table summarizes our cash flows for the three months ended March 31, 2011 and March 31, 2010.

	Three Months Ended
	Mar 31 2011	Mar 31 2010

Net profit before tax for the period	33,590	34,989
Items not affecting cash	22,759	34,688

	56,349	69,677

Net change in non-cash working capital items	(10,838)	(799)
Taxes paid	(52,854)	(4,508)

Cash (used in) generated by operating activities	(7,343)	64,370
Cash used in investing activities	(174,292)	(21,462)
Cash used in financing activities	(17,364)	(17,727)
Effect of movement in exchange rates on cash and cash equivalents	(1,363)	(2,002)

(Decrease) increase in cash and cash equivalents	(200,362)	23,179

Operating cash flow before changes in non-cash working capital[1]	45,106	49,513

[1]	Refer to page 30 for non-IFRS measures.

Cash Flow from Operating Activities

Operating cash flow before changes in non-cash working capital (refer to page 30 for non-IFRS measures) decreased to $45.1 million from $49.5 million in 2010 mainly as a result of lower sales volumes, offset in part by higher prices received for copper and gold. Including the effect of changes in non-cash working capital (including taxes receivable and payable), operating activities used $7.3 million of cash flows in the first quarter, representing a $71.7 million decrease compared to the same period in 2010. This decrease was mainly driven by the payment of taxes during the period, offset by changes in working capital.

Cash Flow from Investing and Financing Activities

During the first quarter of 2011, our investing and financing activities used cash of $191.7 million, primarily driven by the cash portion of the consideration paid for our acquisition of Norsemont of $94.9 million (net of cash acquired), capital expenditures of $39.8 million, the acquisition of $27.6 million in strategic investments and the payment of $17.2 million in dividends. In 2010, cash was used for capital expenditures of $22 million and repurchase of common shares of $18.6 million.

Capital Expenditures

The following summarizes cash additions1 to capital assets:

	Three Months Ended
(in $ millions)	Mar 31 2011	Mar 31 2010
Plant and Equipment	6.2	8.9
Capital Development	5.2	14.6
Capitalized Exploration	3.3	0.9
Capitalized Fenix Project	3.8	0.9
Capitalized Lalor Project	29.0	—
Capitalized Constancia Project	1.0	—

	48.5	25.3
Less: capital accruals	(2.9)	(3.0)

Total	45.6	22.3

[1]	Excludes non-cash additions such as changes resulting from re-measurement of decommissioning and restoration liabilities and capitalized depreciation.

Our capital expenditures in the first quarter were $23.3 million higher than the same period in 2010, mainly due to higher capitalized expenditures on Lalor. Reduced sustaining capital expenditures were partially offset by capitalized expenditures on our Lalor Project and Fenix Project.

	Three Months Ended
(in $ millions)	Mar 31 2011	Mar 31 2010
777 Mine	7.1	5.6
Trout Lake Mine	—	4.4
Chisel North Mine	0.2	7.0
Flin Flon and Snow Lake Concentrators	0.1	0.4
Flin Flon and Snow Lake Other	3.3	1.2
Zinc Plant	0.5	0.3
Preparations for concentrate sales	0.7	4.3
Other	0.8	0.7

Sustaining capital expenditures	12.7	23.9

Lalor Project	29.0	0.5
Fenix Project	3.8	0.9
Constancia Project	1.0	—
777 North	2.0	—

Growth capital expenditures	35.8	1.4

Less: capital accruals	(2.9)	(3.0)

Total	45.6	22.3

Liquidity

On November 3, 2010, we entered into a credit agreement with a syndicate of banks for a new US$300 million revolving credit facility. The facility has an initial term of four years and is secured by a pledge of assets of the parent company and unconditionally guaranteed by our material subsidiaries. The facility contains customary limitations on our ability to make dividend and other payments to shareholders, none of which are expected to affect our ability to continue with the dividend policy currently in place. The facility also contains customary financial maintenance covenants, including minimum tangible net worth, debt to EBITDA and interest coverage, which we were in compliance with at March 31, 2011. At March 31, 2011, we had $56.9 million in letters of credit outstanding which would have had to be secured with cash and cash equivalents if the credit facility was unavailable.

Our cash and cash equivalents balance of $701.3 million provides a substantial cushion against unanticipated demands on liquidity, although expenditures on the Lalor Project are expected to utilize part of this cash balance.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metal prices, unless a reason exists to implement a hedging arrangement. We may hedge base metal prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. However, we will generally prefer to raise financing for attractive growth opportunities through equity issuance if the alternative is to engage in a substantial amount of strategic metal price hedging. We may also hedge base metal prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represents approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

For the first quarter of 2011, HudBay reclassified pre-tax net gain of $0.1 million from other comprehensive income ("OCI") to profit as hedged anticipated zinc and copper sales occurred. Of the $0.9 million pre-tax losses in accumulated other comprehensive income at March 31, 2011, $0.5 million will be reclassified to profit in the next twelve months.

Zinc and Zinc Oxide Customer Risk Management

To provide a service to customers who purchase zinc and zinc oxide from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Foreign Exchange Risk Management

In October 2009, we also entered into foreign exchange forwards to hedge anticipated US dollar revenues. We agreed to sell US dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per US dollar. Hedge accounting was applied to these transactions.

OPERATIONS OVERVIEW

Mines

		Three Months Ended
Mines		Mar 31 2011	Mar 31 2010
777
Ore	tonnes	366,651	375,761
Copper	%	3.33	2.35
Zinc	%	3.53	3.56
Gold	g/tonne	2.43	1.85
Silver	g/tonne	25.78	23.01
Trout Lake
Ore	tonnes	124,904	145,227
Copper	%	2.41	2.25
Zinc	%	4.34	2.80
Gold	g/tonne	1.23	0.93
Silver	g/tonne	13.10	13.41
Chisel North Zinc Ore
Ore	tonnes	52,517	—
Zinc	%	7.57	—
Chisel North Copper Ore
Ore	tonnes	14,615	—
Copper	%	1.70	—
Zinc	%	1.17	—
Gold	g/tonne	1.17	—
Silver	g/tonne	20.88	—
Total Mines [1]
Ore	tonnes	558,687	520,988
Copper	%	2.79	2.32
Zinc	%	4.03	3.35
Gold	g/tonne	2.02	1.60
Silver	g/tonne	22.56	20.33

[1]	For unit operating costs, refer to page 13.

777 Mine

Ore production at our 777 mine for the first quarter was 2% lower compared to the same period in 2010, although in line with expectations for the quarter. The copper grade was higher by 42%, and the zinc grade was lower by 1%, due to the areas we mined during the quarter. The gold grade was 31% higher, and the silver grade was 12% higher, also due to the areas mined in the quarter. Operating costs per tonne of ore in the first quarter were 2% higher as compared to the same period in 2010.

Trout Lake Mine

Ore production at Trout Lake for the first quarter of 2011 was 14% lower as compared to the same quarter in 2010. The decrease in production was in line with expectations for the quarter, and Trout is expected to exhaust its reserves by year-end. Copper grade was 7% higher and zinc grade was 55% higher, due to the areas mined during the quarter. Also due to the areas mined, gold grade was 32% higher and silver grades were 2% lower. Operating costs per tonne of ore were 58% higher as compared to the first quarter of 2010 as more development costs are being expensed directly due to the short remaining mine life. It is expected development costs will decrease as the mine approaches closure. Total mine costs in Q1 2010 were $14M compared to $13M in 2011.

Chisel North Mine

On October 9, 2009, we announced that we would restart operations at our Chisel North mine in Snow Lake and commenced full production in the second quarter of 2010.

Ore production at Chisel North for the first quarter of 2011 was 67,132 tonnes and was in line with expectations for the quarter. We mined 52,517 tonnes of zinc ore at a grade of 7.6% for processing at the Snow Lake concentrator. In addition, 14,615 tonnes of copper/zinc ore was stockpiled and trucked to Flin Flon to be treated at the Flin Flon concentrator in 2011. Operating cost per tonne of ore was $85.01 for the quarter.

Concentrators

		Three Months Ended
Concentrators		Mar 31 2011	Mar 31 2010
Flin Flon Concentrator
Ore	tonnes	497,274	541,089
Copper	%	3.09	2.33
Zinc	%	3.70	3.39
Gold	g/tonne	2.16	1.65
Silver	g/tonne	22.49	20.61
Copper concentrate	tonnes	58,316	48,537
Concentrate grade	% Cu	24.67	24.14
Zinc concentrate	tonnes	30,119	29,107
Concentrate grade	% Zn	50.86	52.02

Copper recovery	%	93.5	92.9
Zinc recovery	%	83.3	82.5
Gold recovery	%	71.1	70.4
Silver recovery	%	60.1	53.9
Snow Lake Concentrator
Ore	tonnes	53,283	—
Zinc	%	7.59	—
Zinc concentrate	tonnes	7,580	—
Concentrate grade	% Zn	51.27	—
Zinc recovery	%	96.1	—

For unit operating costs, refer to page 13.

		Three Months Ended
		Mar 31	Mar 31
		2011	2010
HBMS contained metal in concentrate
Copper	tonnes	14,386	11,717
Zinc	tonnes	19,205	15,142
Gold	troy oz.	24,363	20,010
Silver	troy oz.	215,925	192,985

Flin Flon Concentrator

For the first quarter of 2011, ore processed decreased by 8% compared to the same period in 2010. Throughput was restricted in the first quarter by our ability to process and filter the higher copper head grades produced by the mines. Copper head grade was 33% higher and zinc head grade was 9% higher. The gold head grade was 31% higher, and the silver head grade was 9% higher. Recovery of copper and zinc to concentrate were each 1% higher compared to the same period in 2010. Operating cost per tonne of ore processed increased by 36%, primarily related to higher maintenance costs, increased consumable costs and reduced throughput.

Chisel North Concentrator

On October 30, 2009, we announced the restart of the Chisel North mine and concentrator. Full production was reached in the second quarter of 2010.

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended
		Mar 31 2011	Mar 31 2010
Refined Metal Produced [1]
Metal from HBMS Concentrates
Copper [2]	tonnes	—	11,695
Zinc	tonnes	19,820	21,703
Gold [2]	troy oz.	—	20,764
Silver [2]	troy oz.	—	209,360
Metal from HBMS Purchased Concentrates
Copper [2]	tonnes	—	30
Zinc	tonnes	5,939	5,308

Total HBMS Metal Produced
Copper [2]	tonnes	—	11,725
Zinc	tonnes	25,759	27,011
Gold [2]	troy oz.	—	20,764
Silver [2]	troy oz.	—	209,360
Metal Sold
Copper	tonnes
Cathode & anodes[3]		485	15,881
Payable metal in concentrate[3]		7,952	—
Zinc - refined	tonnes	24,878	29,766
Gold	troy oz.
Contained in slimes and anode		286	27,507
Payable metal in concentrate[3]		12,665	—
Silver	troy oz.
Contained in slimes and anode		7,662	456,704
Payable metal in concentrate[3]		107,902	—

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production excludes recycled spent anode and represents non-recycled anode production only.
[3]	Copper concentrate was not sold in the first quarter of 2010 while the smelter was in operation. Only minimal amounts of cathode and anode were sold during the first quarter of 2011.

Metallurgical Plant Production

		Three Months Ended
		Mar 31 2011	Mar 31 2010
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	43,806	43,967
Purchased	tonnes	12,039	10,065

Total	tonnes	55,845	54,032
Zinc Oxide
Zinc from HudBay	tonnes	6,984	7,280
Zinc from others	tonnes	978	2

Total zinc consumption	tonnes	7,962	7,282
Zinc oxide produced	tonnes	9,866	8,932
Zinc oxide sold	tonnes	10,030	8,554

For unit operating costs, refer to page 13.

Zinc Plant

Our Flin Flon, Manitoba zinc plant uses leading-edge technology to produce special high grade zinc and includes an oxygen plant, a two-stage pressure leaching plant, a four-step solution purification, an electrolysis plant and a casting plant.

Production of cast zinc in the first quarter of 2011 was 5% lower than the same quarter in 2010. Operating costs per pound of zinc metal produced were 12% higher. The lower production was the result of insufficient concentrate deliveries to allow for full production in the first quarter. Unit costs were higher during the first quarter of 2011 as a result of lower metal production.

Zinc Oxide Facility – Zochem

During the first quarter of 2011, Zochem consumed 6,984 tonnes of HBMS zinc and purchased 978 tonnes from other sources. In comparison to the first quarter of 2010, sales volumes increased by 17%, while production levels increased by 10%.

OUTSTANDING SHARE DATA

As of May 13, 2011, there were 171,381,870 common shares of HudBay issued and outstanding. In addition, options for a maximum aggregate of 4,351,517 common shares were outstanding.

ADOPTION OF IFRS

The Canadian Accounting Standards Board set January 1, 2011 as the date that IFRS replaces existing Canadian GAAP for public companies with fiscal years beginning on or after that date, with comparative figures presented in these financial statements also required to comply with IFRS.

In accordance with these requirements, we adopted IFRS in the quarter ended March 31, 2011, with effect from January 1, 2010.

We engaged external consultants to assist us through this complex transition project, which involved individuals from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. We established a project structure, including a charter and a detailed project plan that included phases for planning and assessment, design and implementation. We also conducted workshops and training. The project plan included activities related to all of our subsidiaries in all jurisdictions in place at December 31, 2010. The implementation phase is substantially complete and will culminate with the issue of our annual 2011 IFRS financial statements. Our execution of our IFRS project implementation plan included the review of related controls and we concluded that the adoption of IFRS did not result in material changes in internal controls. Our project team provided regular status and informational updates to our IFRS Steering Committee and the Audit Committee of the board of directors. Our IFRS Committee and the Audit Committee have approved our IFRS accounting policies; however IFRS Standards are evolving and subject to change going forward.

The following reconciliations summarize the effect of adjustments we made to convert our Canadian GAAP financial statements to IFRS for our 2010 transition year, with descriptions of significant adjustments provided below. For further explanation of the effect of transition from Canadian GAAP to IFRS on our financial position, financial performance and cash flows, refer to note 18 of our March 31, 2011 interim financial statements.

Reconciliation of equity as at January 1, 2010, March 31, 2010 and December 31, 2010

	Notes	Jan. 1, 2010 (transition date)	Mar. 31, 2010	Dec. 31, 2010
Total equity under Canadian GAAP		1,698,484	1,703,703	1,748,981

Adjustments, net of tax
Exploration and evaluation	a	(21,339)	(27,073)	(54,005)
Decommissioning and restoration liabilities and assets	b	(14,930)	(15,190)	(24,164)
Property, plant and equipment	c	(5,058)	(7,588)	(10,796)
Functional currency	d	(4,561)	(16,825)	(25,033)
Employee benefits		(3,641)	(3,407)	(2,682)
Provisions		(1,034)	(809)	(698)
“Own-use” derivatives		307	1,014	1,896
Non-controlling interest		1,356	52	49
Effect of re-measuring taxes		—	—	271

Net adjustment to equity		(48,900)	(69,826)	(115,162)

Total equity under IFRS		1,649,584	1,633,877	1,633,819

Reconciliation of statement of comprehensive income for the three months ended March 31, 2010 and for the year ended December 31, 2010

		Three months ended March 31, 2010		Year ended Dec. 31, 2010
	Notes	Before tax	Net of tax	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			25,918		105,290

Adjustments to profit (loss), net of tax:
Exploration and evaluation	a	(9,200)	(5,734)	(53,569)	(32,666)
Decommissioning and restoration liabilities and assets	b	(122)	(259)	(4,499)	(9,236)
Property, plant and equipment	c	(4,080)	(2,530)	(9,336)	(5,738)
Functional currency	d	(5,661)	(5,672)	(5,397)	(5,397)
Employee benefits		327	234	1,330	959
Provisions		321	225	473	337
“Own-use” derivatives		986	707	2,215	1,589
Effect of re-measuring taxes		—	—	—	1,019
Share-based payment		53	53	118	118

Net adjustment to profit (loss)		(17,387)	(12,965)	(68,665)	(49,015)

Adjustment to OCI (loss):
Functional currency	d	(6,593)	(6,593)	(15,070)	(15,070)
Available for sale investments					(386)

Adjustments to OCI (loss)		(6,593)	(6,593)	(15,070)	(15,456)

Total adjustment to comprehensive income		(23,980)	(19,558)	(83,735)	(83,735)

Total comprehensive income under IFRS:			6,349		40,818

Explanation of significant adjustments

a.	Exploration for and evaluation of mineral resources (“E&E”) – Under IFRS, we expense the cost of our E&E activities and capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. We interpret the end of the E&E phase to be the point at which we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and management has determined it is probable the property will be developed into a mine. To apply this policy, we recognized IFRS adjustments to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. We determined that the Lalor project reached the end of the E&E phase as at December 31, 2010 and entered the development phase at that time; accordingly, in 2011, we are capitalizing Lalor project expenditures and presenting them within capital works in progress in property, plant and equipment.
b.

Decommissioning and restoration - Under Canadian GAAP, we applied a credit-adjusted, risk-free rate to measure our decommissioning and restoration liabilities (previously called "asset retirement obligations”), and we did not re-measure the liabilities as a result of changes in the discount rate. Under IFRS, we apply a risk-free rate when measuring decommissioning and restoration liabilities and, in subsequent periods, we re-measure the liabilities to reflect changes in the discount rate. We also applied an optional exemption under IFRS 1, First-time Adoption of International Financial Reporting Standards, as explained in note 18 to our March 31, 2011 interim financial statements. Application of these changes resulted in increases to decommissioning and restoration liabilities and to the carrying value of related decommissioning and restoration assets within property, plant and equipment. For properties that have no remaining useful life, we recorded changes in the liabilities against other operating expense. The changes to liability and asset balances also affected finance expense related to the unwinding of discounts on the liabilities and depreciation expense during our 2010 transition year.

a.	Property, plant and equipment – IFRS requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Requirements under Canadian GAAP, while similar, are less specific. We identified additional components from those previously recorded under Canadian GAAP, resulting in IFRS adjustments to increase accumulated depreciation. For certain equipment, the adjustment also reflected a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits was different at the lower level of componentization. We also recorded adjustments to increase the carrying value of property, plant and equipment for major inspections and overhauls of mobile equipment that require capitalization as separate components under IFRS but were expensed under Canadian GAAP. During the first quarter of 2011, we completed our analysis of assets related to mine development. IFRS requires depreciation of equipment used in construction projects to be capitalized. Canadian GAAP requirements, while similar, were also less specific. We recorded IFRS adjustments to reflect the capitalization of depreciation of equipment used in capital mine development, resulting in increases to the capital cost of mining properties. These IFRS adjustments to property, plant and equipment also resulted in additional adjustments to depreciation expense during our 2010 transition year.
b.	Functional currency - IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. We assessed the functional currency for each of HudBay’s entities under IFRS. Throughout our 2010 transition year, we recorded IFRS adjustments for our Guatemalan operations and for our Back Forty project in Michigan, which we determined have a US dollar functional currency under IFRS but had Canadian dollar functional currency under Canadian GAAP. To simplify our calculation of the transition adjustments, we elected the optional IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010 (with an offsetting adjustment to retained earnings). Under Canadian GAAP, we did not previously have a currency translation adjustment, as the measurement currency of all HudBay entities was Canadian dollars.

In addition to the accounting policy changes described above, extensive changes to financial statement presentation and disclosure were required upon adoption of IFRS. In particular, under IFRS we classify expenses within the income statement by function instead of by nature, as follows:

•

Cost of sales – consists of expenses related to production, including the cost of inventory sold during the period and other expenses of operating sites, including depreciation and amortization, site administration and share-based payment expenses. Under Canadian GAAP, we presented depreciation and amortization and share-based payment expenses on separate lines of the income statement and presented site administration costs in general and administrative expenses.

•	Selling and administrative expenses – consists of corporate office expenses and selling expenses, including related share-based payment expense and depreciation and amortization.

•	Exploration and evaluation – consists of expenses related to the exploration for and evaluation of mineral properties, including related share-based payment expense.

•

Other operating expense – consists of expenses relating to operating activities other than production, selling and administration. The most significant component of this function is expenses of non-producing properties, such as those in the development phase and those under care and maintenance. Expenses of non-producing properties include amounts related to changes in estimates of decommissioning and restoration liabilities for properties with no remaining useful life, as well as share-based payment expense and depreciation and amortization. Under Canadian GAAP, we presented expenses of non-producing properties within operating expense.

•	Finance income – consists mainly of interest income earned on cash and cash equivalents.

•

Finance expense – currently, the most significant item we record in finance expense arises from the unwinding of the discount rate on our decommissioning and restoration liabilities. Under Canadian GAAP, we referred to this as accretion expense and presented it on a separate line on the income statement.

•

Other finance gains/losses – contains items that tend to fluctuate between gain and loss from period to period, such as foreign exchange gains/losses and mark-to-market gains/losses. Under Canadian GAAP, we presented foreign exchange gains/losses on a separate line on the income statement.

On the cash flow statement, our most significant reclassification resulted from expensing the cost of expenditures on the Lalor project before it reached the end of the E&E phase; accordingly, under IFRS, we present these cash outflows within operating activities, whereas under Canadian GAAP we presented them within investing activities. In addition, under IFRS we classify interest income received within financing activities, whereas under Canadian GAAP we presented it in operating activities.

For a full description of our significant IFRS accounting policies, refer to note 3 of our March 31, 2011 interim financial statements.

The accounting policy changes described above are based on the IFRSs expected to be in effect at the end of our first IFRS reporting period, which is the year ended December 31, 2011. We continue to monitor changing standards to enable us to assess their effect on our IFRS financial statements. Any subsequent changes to IFRSs or their interpretations that become effective and are adopted for our December 31, 2011 annual financial statements could result in revisions to accounting policies applied in the interim financial statements, and if applicable, the opening balance sheet and reconciliations set out in note 18 of our March 31, 2011 interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our March 31, 2011 interim financial statements.

NON-IFRS MEASURES

Operating cash flow before changes in non-cash working capital, operating cash flow per share, detailed operating expenses, co-product cash costs and cash cost per pound of zinc sold are included in this MD&A because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three months ended March 31, 2011 and March 31, 2010.

	Three Months Ended
($000s except share and per share amounts)	Mar 31 2011	Mar 31 2010
Cash (used in) generated by operating activities, per financial statements	(7,343)	64,370
Adjustments:
Changes in non-cash working capital	10,838	799
Changes in tax receivable	12,581	(10,797)
Change in tax payable, excluding effect of OCI items	29,030	(4,859)

Operating cash flow before changes in non-cash working capital	45,106	49,513

Weighted average shares outstanding	156,008,830	153,650,452

Operating cash flow per share	$0.29	$0.32

This measure is intended to provide an indication of our operating cash flow generation prior to the impact of fluctuations in working capital accounts, including taxes payable and receivable (but excluding the effect of OCI items and other adjustments). Under CGAAP, “Changes in non-cash working capital” in the statement of cash flows included changes in taxes payable and receivable (but excluded the effect of OCI items), whereas IFRS presentation requires that taxes paid be presented separately in the statement of cash flows. This non-IFRS measure generates results that are comparable to our previous non-GAAP presentation of operating cash flow before changes in non-cash working capital.

Cash cost per pound of zinc sold

Our cash cost per pound of zinc sold, net of by-product credits, for the first quarter of 2011 was negative US$0.41 per pound, representing costs associated with HBMS operations, as calculated in the following table.

	Three Months Ended
($000s except as noted)	Mar 31 2011		Mar 31 2010

Other cost of sales		94,871		142,633
Selling and other operating expense		1,811		686

		96,682		143,319
Less by-product credits [1]		(118,626)		(166,486)

Cash cost net of by-products		(21,944)		(23,167)
Exchange rate (US$1 to C$) [2]		0.986		1.041

Cash cost net of by-products	US	(22,256)	US	(22,255)
Zinc sales (000’s lbs.)		54,847		65,623

Cash cost per pound of zinc sold, net of by-product credits in US$/lb.	US	(0.41)	US	(0.34)

[1]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[2]	Weighted average exchange rate for sales during the period.

For the first quarter, our cash cost per pound of zinc sold was negative US$0.41, a net decrease of US$0.07 from the same period in 2010.

Co-product cash costs per unit sold

Commencing in the third quarter of 2010, we introduced co-product cash costs as a new non-IFRS measure. We believe that these costs serve as meaningful indicators for investors to evaluate our operations. Costs for the first quarter of 2010 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shutdown in 2010.

Whereas cash costs net of by-product credits present the cash costs of a single metal, assuming that all other metals are by-products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for our Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and general and administrative expenses (in both cases, excluding costs not related to our HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold. In order to present a cost per finished unit sold, we also add to these costs third party treatment and refining costs, which are deducted from revenue in our financial statements.

Zinc oxide production is treated as a by-product of zinc production, so the costs of our Zochem operation are allocated to zinc operating expenses and zinc oxide revenues are deducted from total zinc cash costs. Similarly, silver production is treated as a by-product of gold production. Copper by-products include the one-time sale of copper bearing material from the closure of the WPCR. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs.

While the impact of fluctuating metals prices is expected to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgement is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals.

Three Months Ended March 31, 2011

(‘000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	24,839	63,819	6,213	94,871
Treatment and refining costs[2]	4,369	—	1,053	5,422

	29,208	63,819	7,266
Zinc oxide and by-product revenues	(13,872)	(8,886)	(4,141)

Co-product costs	15,336	54,933	3,125
Sales volume[3]	18,600	54,846	12,951

Co-product cash costs per unit[3] sold	$0.82	$1.00	$241

[1]	Allocation of costs to copper, zinc and gold production exclude corporate and other non-production related costs.
[2]	Treatment and refining costs are deducted from revenue.
[3]	Copper and zinc sales volumes denoted in 000s pounds, and gold sales volumes denoted in troy oz.